FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated November 4, 2014 entitled “A.F.P. PROVIDA S.A. (NYSE: PVD) Reports a Material Event”

Item 1

For Immediate Release

Inquiries – Please contact:
Mr. Andres Veszpremy
General Counsel
Phone: (56 2) 2351 1187
E-mail: aveszpremy@provida.cl

Santiago, Chile – November 4, 2014

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

Mr. Ricardo Rodríguez, Chief Executive Officer of AFP Provida, has reported the following communication to the Superintendent of Pensions (SP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges.

Pursuant to Law No. 20,780 that made changes to the Chilean Income Tax Law, the Company has estimated the impact on its financial statements from applying the provisions of such legal rule, which is detailed below:

a) The Company has recognized its income tax provision using the tax rate of 21%, effective for 2014, under the provisions of Law No. 20,780. As a result of applying such tax rate a higher income tax expenses of CLP$ 624 million has been recognized at September 30, 2014.

b) The Company has recognized its deferred taxes using the applicable tax rates taking into account the annual pattern of reversal of the temporary differences, which has resulted in an estimated impact on the Company's results of CLP$ 9,606 million at September 30, 2014.

Important Notice

This notice contains statements that constitute forward-looking statements. Forward-looking statements may include but are not limited to words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. AFP Provida undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in its business or acquisition or divestures strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	November 4, 2014	By:	/s/ Rodrigo Diaz
			Name:	Rodrigo Diaz
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	November 4, 2014	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Chief Financial Officer